UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Jeremy Blank

c/o Community US Fund Management, Inc.

6446 Drexel Avenue

Los Angeles, CA 90048

[(310) 430-4795][(646)-734-8057]

With a copy to:

Scott Moss, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York, 10022

212-262-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47364100	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Community US Fund Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

* Includes (i) 5,169,471 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and (ii) warrants to purchase Ordinary Shares exercisable for 1,000,000 Ordinary Shares (“Warrants”) which are exercisable within 60 days of the filing date of this report. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The calculation of the percentage of outstanding shares is based on 121,523,280 Ordinary Shares outstanding as of August 11, 2023, as disclosed in the Issuer’s Form 10-Q filed August 14, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Community Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

* Includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The calculation of the percentage of outstanding shares is based on 121,523,280 Ordinary Shares outstanding as of August 11, 2023, as disclosed in the Issuer’s Form 10-Q filed August 14, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Jeremy Blank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,169,471*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,169,471*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,169,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON HC, IN

* Includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The ownership figures reported herein exclude (i) options exercisable for 19,000 Ordinary Shares (“Options”) and (ii) restricted share unit awards exercisable for 4,000 Ordinary Shares (“RSU”). Both the Options and the RSUs were issued to Mr. Blank as compensation upon his appointment to the Issuer’s board of directors. Neither the Options nor the RSUs are exercisable within 60 days of the filing date of this report.

The calculation of the percentage of outstanding shares is based on 121,523,280 Ordinary Shares outstanding as of August 11, 2023, as disclosed in the Issuer’s Form 10-Q filed August 14, 2023.

CUSIP No. M47364100	SCHEDULE 13D	Page 5 of 10

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd., an Israel limited liability company (the “Issuer”). The Issuer’s principal executive offices are located at 116 Huntington Avenue, 7th Floor, Boston, MA 02116.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Community US Fund Management, Inc., a Delaware corporation registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Firm”); (ii) Community Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”); and (iii) Jeremy Blank (“Mr. Blank”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Ordinary Shares held for the account of the Master Fund. The Firm serves as investment manager to the Master Fund. Jeremy Blank is the principal of the Firm and exercises investment discretion with respect to the Ordinary Shares held for the account of the Master Fund. Each of the Firm and Mr. Blank may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of the Master Fund. The filing of this Schedule 13D shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13(d) of the Securities Act of 1934, as amended, or otherwise.

(b) The address of the business office of each of the Firm and Mr. Blank is 6446 Drexel Avenue, Los Angeles, CA 90048. The Master Fund’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of the Firm is serving as the investment manager of certain private investment funds and special purpose vehicles, including the Master Fund. The principal business of Mr. Blank is serving as Chief Executive Officer and Principal of the Firm and portfolio manager to the Master Fund. The principal business of the Master Fund is to invest in U.S. and international related stressed bonds, secured loans, public and private equity and other assets.

(d) - (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Firm is a Delaware corporation. The Master Fund is a Cayman Islands exempted limited partnership. Mr. Blank is a citizen of the United States of America.

CUSIP No. M47364100	SCHEDULE 13D	Page 6 of 10

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $8,817,066 (including brokerage commissions) in the aggregate to purchase the Ordinary Shares for the account of the Master Fund (including brokerage commissions). The source of the funds used by the Master Fund to acquire the Ordinary Shares reported herein are subscription proceeds available to the Master Fund.

Item 4.	PURPOSE OF THE TRANSACTION

On August 11, 2023, Mr. Blank was appointed to the Issuer’s board of directors (the “Board”). In addition, Mr. Blank, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s incentive award plan.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance and structure, composition of the Board and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons reserve the right in the future to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or rights convertible into or exchangeable or exercisable for Ordinary Shares or such other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. M47364100	SCHEDULE 13D	Page 7 of 10

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 121,523,280 Ordinary Shares outstanding as of August 11, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 6,169,471 Ordinary Shares, which includes (i) 5,169,471 Ordinary Shares, and (ii) Warrants exercisable for 1,000,000 Ordinary Shares. The Warrants contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The securities reported herein are held for the account of the Master Fund. The Firm and Mr. Blank have investment discretion over the Master Fund and therefore may be deemed to beneficially own the securities held for the account of the Master Fund. Thus, as of the filing date, the Reporting Persons may be deemed to beneficially own an aggregate 6,169,471 Ordinary Shares which represent approximately 5.0% of the currently outstanding Ordinary Shares.

The beneficial ownership reported herein for Mr. Blank excludes (i) Options exercisable for 19,000 Ordinary Shares and (ii) RSUs exercisable for 4,000 Ordinary Shares. Both the Options and the RSUs were issued to Mr. Blank as compensation upon his appointment to the Board. Neither the Options nor the RSUs are exercisable within 60 days of the filing date of this report

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 11, 2023, the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with the Fund and Mr. Blank. Pursuant to the Cooperation Agreement, the Issuer agreed to increase the size of its Board from six to seven and to appoint Mr. Blank as a Class II director to fill the vacancy created by such expansion, effective as of August 11, 2023. Mr. Blank’s term runs through the Issuer’s 2023 annual general meeting of shareholders. The Board also agreed to nominate Mr. Blank for election as a Class II director at the Issuer’s 2023 annual general meeting of shareholders. Pursuant to the Cooperation Agreement, each of the Fund and Mr. Blank also agreed to abide by certain standstill restrictions and voting commitments. The Cooperation Agreement also includes customary representations and warranties.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to Ordinary Shares of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. M47364100	SCHEDULE 13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

COMMUNITY US FUND MANAGEMENT, INC.

By:	/s/ Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

COMMUNITY MASTER FUND, LP

By:	/s/ Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

/s/ Jeremy Blank
Name:	Jeremy Blank

CUSIP No. M47364100	SCHEDULE 13D	Page 9 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Gamida Cell Ltd. dated August 21, 2023 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: August 21, 2023

COMMUNITY US FUND MANAGEMENT, INC.

By:	/s Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

COMMUNITY MASTER FUND, LP

By:	/s/ Jeremy Blank
Name:	Jeremy Blank
Title:	Authorized Signatory

/s/ Jeremy Blank
Name:	Jeremy Blank

CUSIP No. M47364100	SCHEDULE 13D	Page 10 of 10

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days:

Reporting Person	Buy/Sell	Date of Transaction	Number of Shares	Price per Share $	Where / How Effected
Community Master Fund, LP	Buy	7/13/2023	50,000	$1.5556 (1)(3)	Open Market
Community Master Fund, LP	Buy	7/14/2023	75,000	$1.4919 (2)(3)	Open Market

(1)	Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.52 to $1.58, inclusive.

(2)	Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.475 to $1.51, inclusive.

(3)	The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) and (2) above.